United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Press Release
Vale approves capex budget for 2009
Rio de Janeiro, October 16, 2008 — Companhia Vale do Rio Doce (Vale) announces that its Board of Directors has approved the investment budget for 2009, involving capital expenditures of US$ 14.2 billion1 dedicated to sustain existing operations and to foster growth through research and development (R&D) and the execution of projects in the several segments of our asset portfolio.
Our investment budget clearly signals that project development is the priority of our growth strategy.
In light of the risks posed by a challenging global economic environment, Vale retains the optionality to manage the development of its project pipeline according to the evolution of market conditions.
•     Long-term fundamentals remain solid
Despite the financial shock and its spillover into in the real economy, Vale is still confident of the long-term fundamentals of the minerals and metals markets.
Global economic activity is decelerating and faces downside risks. In a globalized world, the performance of emerging market economies — the drivers of consumption of minerals and metals — is not insulated from the cycles of developed economies, as they are affected through the various trade and financial transmission channels. Notwithstanding the risks, emerging economies are expected to provide a source of resilience, benefiting from strong productivity growth and improved economic policy frameworks.
Therefore, a more moderate growth is expected to take place over the next quarters in emerging economies, without causing disruption of their long-term growth process. The structural changes, which are determinants of the rapid increase of the consumption of minerals and metals, are an integral part of the long-term economic development and will keep evolving over the years ahead.
Global market disequilibrium prevailing since 2003 has evidenced an increasing scarcity of mineral resources. The combination of resource endowment restrictions coupled with institutional, cost and risk factors has prevented a meaningful response from the mining industry to price incentives. The financial shock and the ensuing credit supply slowdown imposes an additional and important restriction to growing the supply of minerals and metals, favoring large scale low-cost producers such as Vale.
•     Ready to grow
Vale has ample latitude to exploit the several profitable growth options available derived from its financial strength, rich stock of natural and human resources, competitive costs and a long and successful track record in project development. We have been working along the past years to enhance each of these dimensions in order to continue to pursue the maximization of shareholder value creation.
Vale enjoys a strong financial position based on its powerful cash flow generation, large cash holdings after raising US$ 12.2 billion with an equity issue, long-term credit lines from official credit institutions of approximately US$ 10.0 billion, medium-term revolving credit lines of US$ 1.9 billion, underleveraged balance sheet, average debt maturity of almost 10 years and the recent upgrade of its credit rating by Standard & Poor’s and Moody’s.

[1]	The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main Vale subsidiaries consolidated according to US GAAP are: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., RDME, RDMN, Urucum, Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International, and CVRD Overseas

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Given its low cost operations and wealth of world-class assets, with large high-quality and long life mineral reserves, Vale is prepared to exploit its competitive advantages, and is able to invest in increasing its exposure to the expansion in global demand for minerals and metals.
We have been successful in retaining talented people and at the same time we have been investing heavily in the training of our human resources to guarantee an adequate stock of human capital to manage and to execute our growth and globalization processes.
Despite a hostile global environment for cutting costs, we have managed to achieve some decrease over the last quarters. A more significant impact on cost reduction from our initiatives — changes in processes, restructuring of outsourced services, investments in logistics, energy and automation, dissemination of best practices and others— will be felt in the near future.
Vale has been making strategic alliances with its main suppliers of parts, equipment and engineering services. Both directly and indirectly through supply guarantees and shorter lead times, these alliances will contribute to significantly reduce costs of investments for maintenance and expansion of our activities, thus fostering value creation.
Vale has a long and successful track record in the development of a pipeline of diverse and large projects, as shown by the 26 projects delivered over the past years, involving mines, industrial plants and infrastructure. Alongside a history of excellence in project development, the focus on minimizing cost of capital and the discipline in its allocation has been key contributors to shareholder value creation.
We have the awareness of the need to be prudent in face of the risks derived from the financial shock and its adverse feedback loops in the real economy. On the other hand, we do recognize the need to reconcile prudence with the exploitation of value-creating opportunities embodied in the potential for reducing capex costs arising from the current environment, thereby balancing growth with risk mitigation.
In addition to the projects that are described in this press release, which have budgeted investment flows for 2009, several other organic growth options are available to us. Depending on our assessment of market conditions, these projects can be developed in the future.
Based on the projects currently under development and the other organic growth options available, in a time span of five to seven years our iron ore production may surpass the 500 million metric tons mark, nickel output to reach 450,000 metric tons, copper one million metric tons, alumina 8.2 million metric tons, coal 40 million metric tons and the fertilizer business — potash and phosphate — may take a major boost. Expansion of our logistics infrastructure will take place in order to support the growth process.
The implementation of the investment plan, supported by our values, large competitive advantages and rigorous discipline in capital allocation, is expected to create significant shareholder value and multiple opportunities for economic and social mobility for the communities where we develop our operations.
•     The 2009 investment budget
The program for 2009 involves investments of US$ 14.2 billion, with the execution of over 30 projects in Brazil, Canada, Mozambique, Oman, Australia, Indonesia, Chile and Peru, among others.
Of the 2009 budget, US$ 11.652 billion will be invested in organic growth, corresponding to 81.8% of total spending, with US$ 10.178 billion allocated to project execution and US$ 1.473 billion to research and development (R&D).

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Expenses with R&D include US$ 736 million set aside for our global mineral exploration program, US$ 510 million for conceptual, pre-feasibility and feasibility studies to develop mineral deposits already identified, and US$ 227 million to be invested in new processes, technological innovation and adaptation.
We are investing in the exploration of iron ore, nickel, copper, bauxite, potash, phosphate, coal, uranium, and natural gas in over 20 countries in the Americas, Europe, Africa, Asia and Australia, to widen our future growth options.
The exploration of uranium and natural gas is part of our strategic goal to optimize and diversify our energy matrix with a view to reducing costs and mitigating price and supply risks.
The expenditures with conceptual, pre-feasibility and feasibility studies are the next step following a successful mineral exploration stage. The magnitude of these investments reflects the vast options for growth opportunities available to us. Meanwhile, the rise in funds set aside for investments in new processes, technological innovations and to adapt existing technologies is driven by our goal to continuously improve efficiency and maximize our competitive advantages.
The main projects in terms of financial disbursements in 2009 are: Carajás 130 Mtpy (US$ 798 million), Serra Sul (US$ 675 million), Tubarão VIII (US$ 527 million), Oman (US$ 458 million), Onça Puma (US$ 597 million), Salobo (US$ 459 million), CAP (US$ 405 million), Moatize (US$ 444 million), Bayóvar (US$ 279 million) and Barcarena (US$ 314 million).
Six projects are expected to be concluded in 2009: Onça Puma, Southeastern Corridor, Additional 10Mtpy, Carborough Downs, CSA, and Tres Valles2, while eight will be delivered in 2008. Amongst them, Zuhai, Samarco III, Fazendão, Dalian, Paragominas II and Alunorte 6&7 have already been delivered, while Vargem Grande I3 and Goro will come on stream by the end of the year.
Investments to sustain existing operations are estimated at US$ 2.584 billion, which represents 4.3% of our asset base in June 2008.
US$ 4.785 billion will be invested in non-ferrous minerals, representing 33.6% of the total capex for 2009, while ferrous minerals will receive investments of US$ 4.179 billion, 29.4% of total capex. Expenditures in infrastructure include US$ 822 million in power generation and US$ 3.027 billion in logistics, in which the bulk will be dedicated to support our plans to expand our iron ore production capacity. We plan to invest US$ 808 million in the coal business in 2009, which involves mainly the expansion of Carborough Downs and the development of the Moatize mine.

[2]	Tres Valles is now the name of the former Papomono project, which envolves a new copper mine in Chile, with na annual production capacity of 18.000 metric tons of copper cathode.

[3]	Vargem Grande is now the name of the former Itabiritos project, which involves the construction of a pelletizing plant with an annual production capacity of 7 million metric tons in the Brazilian state of Minas Gerais.

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INVESTIMENT BUDGET — US$ million

By category	2009	%
Organic growth	11,652	81.8%
Projects	10,178	71.5%
R&D	1,473	10.3%
Support of existing operations	2,584	18.2%
Total	14,235	100.0%

By business area	2009	%
Ferrous minerals	4,179	29.4%
Non-ferrous minerals	4,785	33.6%
Logistics	3,027	21.3%
Coal	808	5.7%
Power Generation	822	5.8%
Steel	357	2.5%
Others	257	1.8%
Total	14,235	100.0%
•     Focus on corporate social responsibility
In line with our strategic priorities, investments in corporate social responsibility in 2009 will amount to US$ 900 million, 19.2% above the expenditures planned for 2008.
Vale plans to invest US$ 641 million in 2009 in protection and conservation of the environment, a 34.9% increase in comparison to the 2008 budget of US$ 475 million. The disbursements programmed for social projects reach US$ 259 million, against US$ 280 million budgeted for 2008.
Project development in 2009
•     Ferrous minerals — profitable growth with structural changes
Simultaneously to the planned expansion of our iron ore production capacity, our investments will involve some structural changes.
A major part of the planned expansion will be accomplished through the execution of greenfield projects in Carajás, including investments in new mines, processing plants and, particularly, in logistics infra-structure. Given the very large volumes to be carried, a highly efficient logistics system is extremely important for the competitiveness of the iron ore operations.
The capex cost per metric ton of new capacity will increase compared to brownfield projects delivered in the past years, such as Fábrica Nova, Capão Xavier and Brucutu, as a consequence of the large investments in logistics. On the other hand, the new projects will contribute to reduce average operational costs and to improve the average quality of iron ore output, while the expansion in infrastructure allows for future production capacity increases at much lower costs.
In order to strengthen our competitive position in the global market, we will invest in the downstream of iron ore and logistics operations, including pelletizing plants — in Brazil, the Middle East, Southeast Asia and China — maritime transportation, distribution centers — in the Middle East, Southeast Asia and China — and steel plants in Brazil.

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Due to the deterioration in iron ore quality worldwide, our investments to increase Carajás iron ore production and to build new pellet plants seek to capture the higher value in products that contain a superior “value-in-use” for the steel industry.
The creation of a dedicated maritime shuttle service between Brazil and Asia is part of the logistics solution for the iron ore business between our maritime terminals and Asian clients, and will contribute to reduce the cost volatility of this product for the steelmakers, enhancing our competitiveness. Asia is the largest market for iron ore and is expected to remain as the main driver of future demand growth.
The creation of iron ore regional distribution centers will give us more operational flexibility, making it easier to penetrate domestic markets, thus shifting the boundaries of the seaborne market.
Regarding the steel industry, our strategy is to hold temporary stakes in steelmaking projects in Brazil, obtaining in exchange long term contracts to supply all iron ore or pellets needed for these operations.
Carajás 130 Mtpy will add 30 Mtpy to the current capacity of the northern range of Carajás and has an estimated capex of US$ 2.478 billion. It involves the installation of a new beneficiation plant and investments in logistics assets (car dumpers, stockyards, and terminals). The expected start-up has been postponed to 1H11, depending on obtaining the environmental licenses. For 2009, the capex budget is US$ 798 million.
In order to partially compensate for the delay of Carajás 130 Mtpy, Additional 10 Mtpy, a brownfield project, is being developed in the northern range of Carajás. The capex cost per ton is relatively low, US$ 29, as the project mainly involves the increase in the capacity of iron ore beneficiation. The operation start-up is scheduled for the second half of 2009 and US$ 84 million will be spent in 2009.
Serra Sul, the largest greenfield project in the history of Vale and also in the iron ore industry, will add in its initial phase 90 Mtpy to our production capacity. The cost of investment was revised to US$ 11.297 billion from US$ 10.094 billion. The bulk of the cost increase is due to the larger scope of the logistics infrastructure. The advance in engineering projections resulted in an increased number of equipment to be bought, new rail paths to be duplicated, and one hump yard.
As the project is still in a preliminary phase of development, there is potential to cut its capex costs — a goal we are strongly pursuing.
In addition to the development of the new mine, a large dry beneficiation plant with processing capacity of 90 Mtpy will be built. Serra Sul is a logistics intensive project: US$ 7.752 billion - 68.6% of the total capex — will be invested on the railroad and maritime terminal. They encompass the duplication of 546 km of the EFC railroad, construction of a 104 km rail branch, crossing yards, bridges, overpasses, tunnels, loading area, purchase of 5,540 wagons and 70 locomotives, new car dumpers, stockyards, stocking and loading equipment, load lines, ship loaders and the fourth pier with two berths in the Ponta da Madeira maritime terminal.
The conclusion of Serra Sul is expected for the second half of 2012. In 2009, investments will total US$ 675 million. The project is subject to approval by the Board of Directors.
In the Southeastern System, investments allocated to the Apolo project, previously named Maquiné-Baú, were revised to US$ 2.509 billion from US$ 2.207 billion. The project will have a production capacity of 24 Mtpy with start-up scheduled for the first half of 2013. The project is subject to approval by the Board of Directors.
To support the transportation of iron ore produced in the Southeastern System we are developing the Southeastern Corridor project to expand the capacity of the Vitória a Minas Railroad (EFVM) and the

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port of Tubarão. The conclusion of this project is expected for 1H09. Total investment for 2009 is US$ 163 million.
Tubarão VIII will be the eighth pelletizing plant at the port of Tubarão, in Vitória, in the state of Espírito Santo, with start-up scheduled for the second half of 2010 and production capacity of 7.5 Mtpy. The total cost of the project is US$ 636 million. In 2009, investments are planned to reach US$ 527 million.
The Oman project encompasses the construction of a pelletizing plant with production capacity of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy at the Sohar port in Oman. The total capex is US$ 1.356 billion, with investments of US$ 458 million for 2009. The start up is planned for the 2H10.
We are also investing in the construction of 12 very large ore carriers (VLOCs), each one with a capacity of 400,000 deadweight tons (dwt), the world’s largest ore carriers. The total cost is US$ 1.650 billion and the disbursement in 2009 will be US$ 154 million. The delivery of the first of these vessels is scheduled for the first half of 2011 and the completion of the order is expected to take place in the following year.
The increase in iron ore sales in Brazil, a country that has considerable comparative advantages in steel production, will be expedited through investments in steel plants associated with large global steel producers.
The ThyssenKrupp CSA (CSA) plant is under construction, while three other projects are currently under feasibility studies — Baosteel CSV (CSV), Companhia Siderúrgica de Pecém (CSP) and Aços Laminados do Pará (Marabá).
CSA will produce 5 million metric tons of steel slabs in a plant under construction in the state of Rio de Janeiro, Brazil, demanding 8.5 million metric tons of iron ore and pellet per year to be exclusively supplied by Vale. Start-up is scheduled for the second half of 2009. Vale total investment in the project will be US$ 630 million, of which US$ 139 million to be disbursed in 2009.
Vale is participating in an integrated slab plant project (CSV), with initial production capacity of 5 million metric tons per year, in a joint venture with Baosteel, the largest steel producer in China. Vale ´s stake in the total capital of CSV will be 20%, with associated investments of US$ 1.046 billion, and an estimated disbursement of US$ 65 million for 2009.
The plant will be located in Ubú, in the municipality of Anchieta, in the Brazilian state of Espírito Santo, and the project, which is still subject to approval by the Boards of Directors of Vale and Baosteel, is expected to start up in the second half of 2012.
Associated to the CSV project, we are investing in a new railroad, Litorânea Sul, which will be 165 km long and will serve the Anchieta industrial complex and a new port to be built in Ubú. The estimated total cost of this project, which is still subject to Board of Directors approval, has been revised to US$ 935 million after the development of the engineering stage. The conclusion is scheduled for the first half of 2012, with planned disbursement for 2009 totaling US$ 107 million.
In partnership with Dongkuk Steel and JFE Steel Corporation, Vale is studying a project to build a steel slab plant in the Brazilian state of Ceará with a production capacity up to 6 million metric tons per year (CSP). According to the plans, our stake in CSP capital is expected to be 20%, which would result in an estimated investment of US$ 1.004 billion. The development of this project is pending the conclusion of feasibility studies and the approval of its shareholders.
Vale will also invest in the construction of a steel plant, in Marabá, state of Pará, Brazil, with production capacity of 2.5 million metric tons per year of semi-finished steel, which will involve an estimated

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investment of US$ 3.3 billion and start up expected for 2013. The feasibility study is currently being conducted and investment expected for 2009 is US$ 43 million. The project is subject to Board of Directors approval.
•     Non —ferrous minerals — profitable growth with diversification
Vale has the availability of significant and very attractive growth options in nickel, bauxite, alumina, copper and fertilizers.
We are the mining company with the highest potential for nickel production growth, given the size and quality of proven and probable reserves — the world’s largest — and our global portfolio of projects in Brazil, Canada, New Caledonia and Indonesia.
Vale is concluding Goro, in New Caledonia, and Onça Puma, Brazil. Given their respective ramp-ups, we expect Goro output to begin to be delivered to the market in 2Q09 while Onça Puma only in 3Q09.
Onça Puma is built on deposits of nickel laterites saprolites in the state of Pará, Brazil, and expected to reach a nominal capacity of 58,000 tpy of nickel contained in ferronickel, its final product. The investment for this project is estimated at US$ 2.297 billion, with US$ 597 million allocated to 2009. Onça Puma is expected to come on stream in the first half of 2009.
The development of Totten, in Sudbury, Canada, has already started. Vermelho, in Carajás, Brazil, was postponed in order to reevaluate the process and technology so as to exploit more efficiently its reserves. Meanwhile, we have started the feasibility study of Piauí, state of Piauí, Brazil.
We will disburse US$ 112 million in 2009 for the development of Totten, in Sudbury, Ontario, Canada, a century-old mineral province rich in nickel sulfide with numerous by-products. The purpose of the project is the re-opening of the Totten mine, closed in 1972, to produce 13 million metric tons of ore with an average grade of 1.33% Ni, 1.81% Cu and 0.120 oz of precious metals per metric ton, over a 20-year period. The total cost is estimated at US$ 362 million, with completion forecast for the first half of 2011. The new mine will have a nickel-producing capacity of 8,200 tpy with copper and precious metals as by-products.
The expansion of the Clarabelle Mill, the processing plant in Sudbury, yet to be approved by the Board, consists of increasing ore beneficiation capacity, while improving the nickel and copper recovery rates. The estimated total cost is US$ 1.272 billion and the capex budgeted for 2009 is US$ 50 million. We estimate the conclusion to happen in the second half of 2011.
Aiming to reduce nickel production costs, we are investing in the CC Deep project, which involves the replacement of the two current shafts in the Copper Cliff North and Copper Cliff South mines, in Sudbury, by one single shaft, along with the associated infrastructure. The new operation will enable a reduction of 25% in the operating costs and deeper exploration of the mine to 5,200 feet. The estimated total investment is US$ 814 million, of which US$ 138 million is expected for 2009. Start-up is forecast for the first half of 2013.
Pursuant to an agreement with the Government of the Province of Newfoundland and Labrador, we will build a commercial nickel processing facility in Newfoundland and Labrador to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, utilizing the ore from the Ovoid mine in our Voisey Bay mining site. The decision about the technology to be employed in this project will be made at the end of this year. The investment is subject to Board approval.
At the moment, nickel concentrates produced at the Voisey’s Bay facilities are sent for smelting and refining to our operations in Thompson, Manitoba, and Sudbury, Ontario, while the copper concentrate is shipped directly to clients.

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In our operations on the Island of Sulawesi, Indonesia, a third hydroelectric power plant, Karebbe, located on the Larona River, which will supply 90 MW, is under construction. This project will eliminate the use of diesel generators that currently complement the power generation required by the operations. In addition to the cost reduction in an energy intensive operation (nickel laterite saprolite), Karebbe will enable the production of 90,000 tpy of nickel-in-matte in Sorowako, providing an increase of its nominal capacity. The total capex is estimated at US$ 410 million, with US$ 119 million to be disbursed in 2009. Karebbe is expected to come on stream in the second half of 2010.
Goro, Onça Puma and Totten will produce additional new nominal capacity while Clarabelle Mill, CC Deep and Karebbe will contribute to cost reduction and productivity increases. However, depending on the nickel price environment we have the option to extend the duration of the projects ramp up and/or postpone their conclusion.
Vale has two copper projects under development: Salobo, in Brazil, and Tres Valles (formerly Papomono), in Chile. The operation of the hydro-metallurgic plant (UHC) has begun and the Board of Directors has approved the expansion of the Salobo project.
UHC is testing the application of hydro-metallurgical technology CESL on an industrial scale. The patent for this technology was acquired by Vale, with a view to the processing of more complex copper minerals to produce copper cathodes. The confirmation of positive results obtained in previous tests developed in a pilot plant will make feasible the development of one Carajás project with potential to produce up to 160,000 metric tons of copper.
In the first phase of development of the Salobo copper deposit in Carajás, state of Pará, Brazil, the nominal capacity was expanded to 127,000 tpy of copper contained in concentrate, with 130,000 ounces of gold per year as a by-product. The concentrate will be processed using conventional smelting technology. The capex for the project is estimated at US$ 1.152 billion, including US$ 459 million in 2009. Salobo is scheduled to come on stream in the first half of 2010.
At the same time, we are developing an expansion of Salobo, which will boost the beneficiation capacity to 24 from 12 Mtpy of ROM, with an additional output of 127,000 metric tons of copper in concentrate per year. The scope of the project contemplates the expansion of the industrial and support facilities, raising the height of the tailing dam and increasing mine movement. The estimated total capex is US$ 855 million, of which US$ 39 million will be disbursed in 2009. The conclusion of this expansion is scheduled for the second half of 2011.
Tres Valles, in the Coquimbo region of Chile, will have an estimated nominal production capacity of 18,000 tpy of copper cathode, using a SX-EW (solvent extraction electrowinning) processing plant. The total cost of the project is US$ 102 million, with a disbursement for 2009 of US$ 56 million and scheduled conclusion for the second half of 2009.
Vale’s strategy for the aluminum business is focused on the organic growth of upstream assets, through the development of its high quality bauxite reserves and the very efficient low-cost alumina operations. As recently announced, we will build a new alumina refinery, Companhia de Alumina do Pará (CAP), and expand our Paragominas bauxite mine (Paragomias III), both located in the Brazilian state of Pará.
CAP will be responsible for the implementation and operation of an alumina refinery, located in Barcarena, close to the alumina refinery of our subsidiary Alunorte. CAP will be 80% owned by Vale, and 20% by Hydro Aluminium.
The initial production capacity of the refinery will be 1.86 Mtpy of alumina, through two lines of 930,000 tpy each. The new refinery has potential for future capacity expansions up to 7.4 Mtpy.

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The estimated total capex for phase one of CAP is US$ 2.2 billion. The project implementation is beginning this month and the operation start-up is expected to take place in the first half of 2011. The estimated disbursement for 2009 is US$ 405 million.
Paragominas III will supply the bauxite to be consumed by the CAP refinery. The estimated total capex is US$ 487 million, of which US$ 81 million in 2009, and it will increase the capacity of our Paragominas mine to 14.85 from the current 9.9 Mtpy. Paragominas III is expected to start up operations simultaneously with the first stage of CAP, in the first half of 2011.
We are developing the Bayóvar phosphate deposit, in Peru, and studying potash projects in Brazil (Carnalita) and Argentina (Neuquén).
Bayóvar involves an open-pit mine in the district of Sechura, Province of Piura, Peru, with nominal production capacity of 3.9 Mtpy of phosphoric concentrate, and a maritime terminal. The main implementation license was already obtained. Estimated total capex is US$ 479 million, with expenses of US$ 279 million in 2009. Conclusion is planned for the second half of 2010.
•     Coal — building a new business
In the first half of 2007 we acquired coal assets in Australia. Currently, we are managing the ramp up of these operations and intending to continue to invest in order to build a coal business with a global scale and competitiveness similar to our other mining businesses. The 2009 budget plans capital expenditures of US$ 808 million for the coal operations.
We are investing in the expansion of the Carborough Downs underground mine, in Central Queensland, Australia. This project will increase nominal capacity to 4.8 Mtpy by 2011, from the current capacity of 1.0 Mtpy. The estimated capex is US$ 330 million, of which US$ 138 million will be invested in 2009.
Vale has obtained all the required licenses from the Government of Mozambique for the construction of the Moatize mine, in the province of Tete. Moatize will have a nominal production capacity of 11.0 Mtpy: 8.5 Mtpy of metallurgical coal and 2.5 Mtpy of thermal coal. The construction start-up is pending the conclusion of negotiations involving railroad transportation and port handling services. We estimate that construction will take 36 months. The estimated total cost of this project is US$ 1.398 billion, with expenses of US$ 444 million in 2009.
In sum, coal is an industry in which we definitely want to be a major global player.
•     Power generation — enhancing the infrastructure
Energy management and generation is a key priority. As a large consumer of energy, we believe that investing in power generation to meet our consumption needs is an efficient way to protect against price volatility, regulatory uncertainties and supply risks.
Currently, we generate 25% of our global electricity consumption from our own power plants located in Brazil, Canada and Indonesia.
We are investing in the construction of three power plants: Karebbe, in Indonesia, a hydroelectric power plant dedicated to our nickel operations in Sorowako, Barcarena, a coal fired power plant, and Estreito, a hydropower plant, both in Brazil.
The Barcarena thermal power plant, located in the Brazilian state of Pará, will have an installed capacity of 600MW. The project is 100% owned by Vale. Completion is targeted for the second half of 2011. This

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plant will consume 1.8 Mtpy of thermal coal and the estimated total investment in the project is US$ 898 million, US$ 314 million of which will be spent in 2009.
The Estreito hydroelectric power plant, located on the Tocantins River, on the border of the Brazilian states of Maranhão and Tocantins, will have an installed capacity of 1,087 MW. Estreito is expected to come on stream in the second half of 2010. We own a 30% stake in the consortium that has the concession to build and operate the plant. Our estimated share of the total investment is US$ 514 million, with US$ 149 million to be disbursed in 2009.
We aim to diversifying and optimizing our energy matrix by using hydropower and thermal coal, seeking to identify natural gas deposits in Brazil and uranium deposits in Canada and Australia, and studying the usage of renewable fuels, such as biodiesel.
•     Description of the main projects

		Budget
		US$ million
Business	Project	2009	Total	Status
Ferrous Minerals/ Logistics	Carajás 130 Mtpy	798	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. The purchase of equipment and work on the fourth car dumper and stockyards is already under way. Start-up planned for 1H11, depending on concession of environmental licenses.

	Carajás — additional 10 Mtpy	84	290	This project will add 10 Mtpy of iron ore to the current capacity. It involves investment the overhauling of a dry plant and the acquisition of a new one. Start-up expected for 2H09.

	Carajás Serra Sul	675	11,297	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H12 subject to obtaining the environment licenses. The project is still subject to approval by the Board of Directors.

	Apolo	54	2,509	Project in the Southern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H13. The project is still subject to approval by the Board of Directors.

	Southeastern Corridor	163	553	Expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão. The fifth car dumper is working at full capacity and the ship loaders are being assembled in China. Conclusion planned for 1H09.

	Tubarão VIII	527	636	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Civil engineering work has started. Project being implemented with completion scheduled for 2H10.

	Oman	458	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mpty of direct reduction pellets and a distribution center with capacity to handle 40 Mpty. Start up planned for 2H10.

	Litorânea Sul	107	935	The Litôranea Sul Railroad will be 165 kilometers long and will give access to the port of Ubu in the state of Espírito Santo. Completion of investments is scheduled for 1H12. Subject to approval by the Board of Directors.

Press Release

		Budget
		US$ million
Business	Project	2009	Total	Status

Non-Ferrous Minerals	Onça Puma	597	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Civil engineering work concluded and electromechanical assembly under way. Conclusion planned for 1H09.

	Totten	112	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

	Karebbe	119	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia aims to supply 90MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel. Work started and main equipment purchased. Scheduled to start up in 1H10.

	Salobo	459	1,152	The project will have a production capacity of 127,000 metric tons of copper in concentrate. Project implementation under way and civil engineering has started. Conclusion of work scheduled for 1H10.

	Salobo expansion	39	855	The project will expand the Solobo mine annual production capacity From 127.000 to 254,000 metric tons of copper in concentrate. Conclusion is estimated for 2H11.

	Tres Valles (formerly Papomono)	56	102	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Critical equipment already being bought. Conclusion expected for 2H09.

	Bayóvar	279	479	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate. Main implementation license obtained. Project under implementation with conclusion scheduled for 2H10.

	CAP	405	2,200	The new alumina refinery will be located in Barcarena, in the Brazilian state of Pará. The plant will have a production capacity of 1.86 Mtpy of alumina, with potential for a future expansion to produce up to 7.4 mtpy. Completion is expected in 1H11.

	Paragominas III	81	487	The third phase, Paragominas III, will add 4.95 Mtpy of bauxite to existing capacity and completion is scheduled for 1H11.

Coal	Carborough Downs	138	330	Expansion of the Carborough Downs underground coal mine in Central Queensland, Australia. This project includes the installation of a longwall and the duplication of the coal handling and preparation plant (CHPP) to be concluded in 2H09. It will allow the mine to achieve 4.4 Mtpy capacity in 2011.

	Moatize	444	1,398	This project is located in Mozambique and will have a production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Expected to be completed in 1Q11, but still pending the conclusion of the negotiation for the logistics solution and subject to approval by the Board of Directors.

Energy	Barcarena	314	898	Project for the construction of a coal fired power plant with installed capacity of 600 MW in Barcarena, state of Pará, Brazil. ANEEL concession was granted in July 2008 but work depends on obtaining the environmental license to start. Completion planned for the end of 2H11.

	Estreito	149	514	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil, has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

Press Release
•     Additional growth options
In addition to the projects with flows of capital expenditure budgeted for 2009, Vale has several other growth options that can be exploited in the future depending on our assessment of market conditions.
For instance, in iron ore mining we have Serra Leste, a project in Carajás, state of Pará. Once the decision is made, the development of Serra Leste can be started depending only on environmental licenses.
In the same mining district, Carajás, there are four copper projects under study: Cristalino, Polo, Hidro 160 and Furnas, with a joint estimated nominal capacity in excess of 500,000 metric tons.
Our future nickel growth options include Vermelho and Piaui, in Brazil, Pomalaa and Sorowako II, in Indonesia.
Two potash projects are under study: Carnalita, state of Sergipe, Brazil, and Neuquen, province of Neuquen, Argentina. These two projects can add 3 million metric tons to our current production capacity. Bayóvar, our first phosphate project is being developed, while we have other growth options, such as Evate, in Mozambique, and Bayóvar II, Peru.
In the coal business, there is further growth potential through the development of Ellensfield, Eagle Downs and Belvedere, in Australia, and Moatize II, in Mozambique.
Additional information about the 2009 budget capex will be provided at the conference call and webcast on October 24th, 2008.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 16, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations